UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                         OUTDOOR CHANNEL HOLDINGS, INC.
                         ------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    690027206
                                    ---------
                                 (CUSIP Number)


                                  Ray V. Miller
                       c/o Outdoor Channel Holdings, Inc.
                      43445 Business Park Drive, Suite 113
                           Temecula, California 92590
                                 (951) 699-4749
                      ------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                September 8, 2004
                          ----------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f) or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                              SCHEDULE 13D

-----------------------------                                                     ----------------------
CUSIP No. 690027206                                                               Page 2 of 6 Pages
--------------------------------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Ray V. Miller
--------------------------------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) |_|

                                                                                               (b) |_|
--------------------------------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                                                 |_|


--------------------------------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------------------------------

                     7     SOLE VOTING POWER

                               1,003,050 (which includes 353,050 shares of common stock, $.001 par value
                               ("Issuer Common Stock"), of Outdoor Channel Holdings, Inc., a Delaware
                               (formerly Alaska) corporation ("Issuer"), held individually and options to purchase 650,000 shares from the Issuer)
    NUMBER OF
     SHARES          -----------------------------------------------------------------------------------
  BENEFICIALLY
    OWNED BY         8     SHARED VOTING POWER
      EACH
    REPORTING                  96,250 (all of which shares are held by the Reporting Person's wife)
     PERSON
      WITH           -----------------------------------------------------------------------------------

                     9     SOLE DISPOSITIVE POWER

                               1,003,050 (which includes 353,050 shares held individually and options to purchase 650,000 shares from the Issuer)

                     -----------------------------------------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                               96,250 (all of which shares are held by the Reporting Person's wife)

--------------------------------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,099,300 (see Item 5 of this Schedule 13D)
--------------------------------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                        |_|

--------------------------------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.8% (based upon 18,325,010 shares outstanding as of November 3, 2004, and treating as outstanding 650,000 shares issuable to the Reporting Person upon the exercise of options which are exercisable on November 3, 2004 or within 60 days thereafter). The reported numbers of shares and exercise prices of derivative securities are reported as of November 3, 2004, and reflect adjustments which have been made as a result of the automatic conversion of every two
         (2) shares of Issuer Common Stock into five (5) shares of Issuer Common Stock effected by the
         Issuer in connection with its reincorporation from Alaska to Delaware on September 14, 2004.

--------------------------------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------------------------------

                                  Schedule 13D

This Schedule 13D (this "Schedule 13D") is being filed on behalf of Ray V. Miller (the "Reporting Person").

The reported numbers of shares in this Schedule 13D are reported as of November 3, 2004, and reflect adjustments which have been made as a result of the automatic conversion of every two (2) shares of Issuer Common Stock into five
(5) shares of Issuer Common Stock effected by the Issuer in connection with its reincorporation from Alaska to Delaware on September 14, 2004.

This filing shall not be deemed an admission by the Reporting Person of beneficial ownership for any purposes other than the filing of this Schedule 13D.

Item 1.   Security and Issuer.

          The class of equity securities to which this Schedule 13D relates is the common stock, $.001 par value, of Outdoor Channel Holdings, Inc., a Delaware (formerly Alaska) corporation. The principal executive offices of the Issuer are located at 43445 Business Park Drive, Suite 113, Temecula, California 92590.

Item 2.   Identity and Background.

               (a)     Ray V. Miller.

               (b) Ray V. Miller, c/o Outdoor Channel Holdings, Inc., 43445 Business Park Drive, Suite 113, Temecula, California 92590.

               (c) The Reporting Person is a stockholder and member of the board of directors of the Issuer.

               (d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)     The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          The funds used to purchase the Issuer Common Stock held by the Reporting Person have been provided from the Reporting Person's personal funds. The funds to be used to exercise stock options held by the Reporting Person with respect to shares of Issuer Common Stock will be provided from personal funds of the Reporting Person.

Item 4.   Purpose of Transaction.

          The Reporting Person acquired the shares of Issuer Common Stock for investment purposes only.

          The Reporting Person does not have any current plans or proposals that relate to or would result in any of the events described in clauses
          (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Person expects to evaluate his alternatives on a continuous basis depending upon the Issuer's financial condition, business operations and prospects, the market price of Issuer Common Stock, conditions in the securities market generally, general economic and industry conditions and other factors. Accordingly, the Reporting Person reserves the right to change his plans and intentions at any time. Although the Reporting Person does not have any current plans, proposals or agreements with respect to any such potential sale, the Reporting Person may decide to sell some or all of the Issuer Common Stock held by such Reporting Person or to vote for a merger or sale of the Issuer or its assets depending upon the circumstances, including, but not limited to, the consideration of the factors noted above.

Item 5.   Interest in Securities of the Issuer.

               (a) The Reporting Person may be deemed to beneficially own 1,099,300 shares of Issuer Common Stock, which shares constitute 5.8% of the total class. These shares include 353,050 shares held individually, options to purchase 650,000 shares from the Issuer, and 96,250 shares held by the Reporting Person's wife. The percentage of shares which may be deemed to be beneficially owned by the Reporting Person is based upon 18,325,010 shares outstanding as of November 3, 2004, and treating as outstanding 650,000 shares issuable to the Reporting Person upon the exercise of options which are exercisable on November 3, 2004 or within 60 days thereafter.

               (b)     (i)   sole power to vote or direct the vote: 1,003,050
                             shares

                       (ii)  shared power to vote or direct the vote:
                             96,250 shares

                       (iii) sole power to dispose or direct the disposition:
                             1,003,050 shares

                       (iv)  shared power to dispose or direct the disposition:
                             96,250 shares

               (c) Upon the closing of a merger (the "Merger") of a wholly-owned subsidiary of the Issuer with and into The Outdoor Channel, Inc., a Nevada corporation ("TOC"), the Reporting Person received in the aggregate 428,050 shares of the Issuer Common Stock in exchange for: (i) 213,416 shares of TOC owned directly by the Reporting Person,
                       (ii) 50,000 shares of TOC owned directly by the Reporting Person's wife. In addition, the Reporting Person received
                       (x) upon the closing of the Merger, options to purchase 650,000 shares of Issuer Common Stock, in exchange for options to purchase 400,000 shares of TOC Common Stock, and (y) on September 10, 2004, options to purchase 125,000 shares of Issuer Common Stock.

               (d)     Not applicable.

               (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
------------------------

          The Reporting Person has stock options to purchase 650,000 shares of Issuer Common Stock, received upon the closing of the Merger pursuant to a Stock Option Agreement dated December 10, 1997, by and between TOC and the Reporting Person.

          The Reporting Person may exercise his rights to purchase 650,000 shares of Issuer Common Stock at an exercise price of $0.9231 per share. The option is exercisable at any time following September 8, 2004 until December 7, 2007, the date of termination.

          In addition, the Reporting Person has stock options to purchase 125,000 shares of Issuer Common Stock, pursuant to a Stock Option Agreement dated September 10, 2004, by and between the Issuer and the Reporting Person.

          The Reporting Person may exercise his rights to purchase 125,000 shares of Issuer Common Stock at an exercise price of $14.06 per share. The option is exercisable as follows: 40% of the total number of shares covered by the option ("Covered Shares"), on the date three months from September 10, 2004, the date of grant, and, thereafter, in three equal annual installments of 20% of the Covered Shares each, beginning on the first anniversary of the grant date.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 Stock Option Agreement dated as of December 10, 1997, by and between TOC and the Reporting Person.

          Exhibit 2 Stock Option Agreement dated as of September 10, 2004, by and between the Issuer and the Reporting Person.

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 3, 2004


                                               /s/ Ray V. Miller
                                               ------------------------------
                                               Ray V. Miller

                                    EXHIBIT 1




                            THE OUTDOOR CHANNEL, INC.


                             STOCK OPTION AGREEMENT
                             ----------------------

                                                                         No. 302
                                                                             ---

         Type of Option (check one):     |_| Incentive      |X| Nonqualified

         This Stock Option Agreement (the "Agreement") is entered into effective as of December 10, 1997, by and between THE OUTDOOR CHANNEL, INC., a Nevada corporation (the "Company"), and Ray Miller (the "Qptionee") pursuant to the Company's 1997 Stock Option Plan (the "Plan").

         1. Grant of Option. The Company hereby grants to Optionee an option (the "Option") to purchase all or any portion of a total of 400,000 shares (the "Shares") of the Common Stock of the Company at a purchase price of $1.50 per share (the "Exercise Price"). The Optionee has been granted 200,000 options for services performed as a Director of the Company and 200,000 options for services performed as a Director and as an equity investor in the Company. The Option granted to the Optionee is subject to the terms and conditions set forth in this Agreement and the provisions of the Plan. If the box marked "Incentive" above is checked, then this Option is intended to qualify as an "incentive stock option" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). If this Option fails in whole or in part to qualify as an incentive stock option, or if the box marked "Nonqualified" is checked, then this Option shall to that extent constitute a nonqualified stock option.

         2. Vesting of Option. Subject to the provisions of Section 3 below, the Optionee has an immediate vested right to exercise the Option and purchase one hundred percent (100%) of all Shares, and the vested portion of this Option shall be fully exercisable from time to time in whole or in part during its term.

         3. Term of Option. Optionee' s right to exercise this Option shall terminate on December 7, 2007.

         4. Exercise of Option. On or after the vesting of any portion of this Option in accordance with Section 2 above, and until termination of this Option in accordance with Section 3 above, the portion of this Option which has vested may be exercised in whole or in part by the Optionee (or, after his or her death, by the person designated in Section 5 below) upon delivery of the following to the Company at its principal executive offices:

            (a) a written notice of exercise which identifies this Agreement and states the number of Shares then being purchased (but no fractional Shares may be purchased);


                                       1-1

            (b) a check or cash in the amount of the Exercise Price or, in lieu of exercising this Option by payment of check or cash, the Optionee may elect to allow the Company, at the Company's sole discretion, to withhold from issuance a number of Shares with an aggregate fair market value (as determined by the Board) equal to the aggregate Exercise Price payable by Optionee or, in the event the Company becomes a public reporting company under the 1933 Securities Act, at the Company's sole discretion, to withhold from issuance a number of Shares with an aggregate fair market value equal to the aggregate Exercise Price payable by Optionee, provided that the fair market value of each Share shall be the last trade price per share of Common Stock on the last trading day prior to the exercise date as may be reported by Nasdaq or the NASD OTC Bulletin Board or at such other price that may be reasonably determined by the Administrator or, at the Company's sole discretion, payment of the Exercise Price in such other form of lawful consideration as the Administrator may approve from time to time under the provisions of Section 5.3 of the Plan;

            (c) a check or cash in the amount reasonably requested by the Company to satisfy the Company's withholding obligations under federal, state or other applicable tax laws with respect to the taxable income, if any, recognized by the Optionee in connection with the exercise of this Option (unless the Company and Optionee shall have made other arrangements for deductions or withholding from Optionee's wages, bonus or other compensation payable to Optionee, or by the withholding of Shares issuable upon exercise of this Option or the delivery of Shares owned by the Optionee in accordance with Section 9.1 of the Plan, provided such arrangements satisfy the requirements of applicable tax laws); and

            (d) a letter, if requested by the Company, in such form and substance as the Company may require, setting forth the investment intent of the Optionee, or person designated in Section 5 below, as the case may be.

     5. Assignment and Death of Optionee. The rights of the Optionee under this Agreement may be assigned or transferred to a third party. At the Optionee's death, and provided Optionee's rights hereunder shall have vested pursuant to
Section 2, Optionee's legal representative, his or her legatee, or the person who acquired the right to exercise this Option by reason of the death of the Optionee (individually, a "Successor") shall succeed to the Optionee's rights and obligations under this Agreement.

     6. Representations and Warranties of Optionee.

            (a) Optionee represents and warrants that this Option is being acquired by Optionee for Optionee's personal account, for investment purposes only, and not with a view to the distribution, resale or other disposition thereof.

            (b) Optionee acknowledges that the Company may issue Shares upon the exercise of the Option without registering such Shares under the Securities Act of 1933, as amended (the "Act"), on the basis of certain exemptions from such registration requirement. Accordingly, Optionee agrees that his or her exercise of the Option may be expressly conditioned upon his or her delivery to the Company of an investment certificate including such representations and undertakings as the Company may reasonably require in order to assure the availability of such exemptions, including a representation that Optionee is acquiring the Shares for investment and not with a present intention of selling or otherwise disposing thereof and an agreement by Optionee that the certificates evidencing the Shares may bear a legend indicating such non-registration under the Act and the resulting restrictions on transfer. Optionee acknowledges that, because Shares received upon exercise of an Option may be unregistered,


                                       1-2

Optionee may be required to hold the Shares indefinitely unless they are subsequently registered for resale under the Act or an exemption from such registration is available.

            (c) Optionee acknowledges receipt of a copy of the Plan and understands that all rights and obligations connected with this Option are set forth in this Agreement and in the Plan.

     7. Restrictive Legends. Optionee hereby acknowledges that federal securities laws and the securities laws of the state in which he or she resides may require the placement of certain restrictive legends upon the Shares issued upon exercise of this Option, and Optionee hereby consents to the placing of any such legends upon certificates evidencing the Shares as the Company, or its counsel, may deem necessary or advisable; provided, however, that the Company represents to Optionee that, upon exercise of the Option, the Shares may, at the Company's sole discretion, be registered and issued pursuant to an applicable Registration Statement.

     8. Representations and Warranties of the Company.

            (a) The Company represents and warrants that this Agreement has been duly executed and delivered by a duly authorized officer of the Company and constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforceability thereof may be subject to or limited by (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, arrangement, moratorium, marshalling or other similar laws relating to or affecting the rights or remedies of creditors and
(b) general equitable principles including those affecting the availability of specific performance, injunctive relief or other equitable remedies, regardless of whether the issue of enforceability is considered in a proceeding in equity or at law; and

            (b) All corporate actions of the Company and its directors and stockholders required in order to authorize the execution and delivery by the Company of this Agreement and the performance of its respective obligations hereunder, have been duly and validly taken in accordance with applicable laws and the Articles of Incorporation and Bylaws of the Company.

     9. Adjustments Upon Changes in Capital Structure. In the event that the outstanding shares of Common Stock of the Company are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company by reason of a recapitalization, stock split, combination of shares, reclassification, stock dividend or other change in the capital structure of the Company, then appropriate adjustment shall be made by the Administrator to the number of Shares subject to the unexercised portion of this Option and to the Exercise Price per share, in order to preserve, as nearly as practical, the benefits of the Optionee under this Option, in accordance with the provisions of Section 4.2 of the Plan.

     10. No Employment Contract Created. Neither the granting of this Option nor the exercise hereof shall be construed as granting to the Optionee any right with respect to continuance of employment by the Company or any of its subsidiaries.

     11. Rights as Shareholder. The Optionee (or transferee of this option by will or by the laws of descent and distribution) shall have no rights as a shareholder with respect to any Shares covered by this Option until the date of the issuance of a stock certificate or certificates to him or her for such Shares, notwithstanding the exercise of this Option.


                                       1-3

     12. Interpretation. This Option is granted pursuant to the terms of the Plan, and shall in all respects be interpreted in accordance therewith. The Administrator shall interpret and construe this Option and the Plan, and any action, decision, interpretation or determination made in good faith by the Administrator shall be final and binding on the Company and the Optionee. As used in this Agreement, the term "Administrator" shall refer to the committee of the Board of Directors of the Company appointed to administer the Plan, and if no such committee has been appointed, the term Administrator shall mean the Board of Directors.

     13. Notices. Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed given when delivered personally or three days after being deposited in the United States mail, as certified or registered mail, with postage prepaid, and addressed, if to the Company, at its principal place of business, Attention: the Chief Executive Officer, and if to the Optionee, at his most recent address as shown in the employment or stock records of the Company.

     14. Annual and Other Periodic Reports. During the term of this Agreement, the Company will be made available to the Optionee copies of all annual and other periodic financial and informational reports that the Company distributes generally to its shareholders.

     15. Governing Law. The validity, construction, interpretation, and effect of this Option shall be governed by and determined in accordance with the laws of the State of California.

     16. Severability. Should any provision or portion of this Agreement be held to be unenforceable or invalid for any reason, the remaining provisions and portions of this Agreement shall be unaffected by such holding,

     17. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall be deemed one instrument.

     IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the date first above written.

OPTIONEE:



/s/  Ray V. Miller                                            Date:  12/14/99
---------------------------------------------
         Ray Miller


COMPANY:


/s/  Perry Massie                                             Date:  12/14/99
---------------------------------------------
By:  Perry Massie
Its:  Chairman & Co-President
The Outdoor Channel, Inc., a Nevada Corporation.


                                      1-4

                                    EXHIBIT 2


                         OUTDOOR CHANNEL HOLDINGS, INC.

                             STOCK OPTION AGREEMENT

                       (PURSUANT TO NON-EMPLOYEE DIRECTORS
                               STOCK OPTION PLAN)

                  This Stock Option Agreement (the "Agreement") is made as of this 10th day of September, 2004, between Outdoor Channel Holdings, Inc. (the "Company") and Ray V. Miller ("Director"). Unless otherwise defined herein, capitalized words used in this Agreement shall have the same meaning as the terms are defined in the Company's Non-Employee Directors Stock Option Plan (the "Option Plan").

                                 R E C I T A L S
                                 - - - - - - - -

         A. Under the terms of the Option Plan, the Company has granted as of the date of this Agreement a non-qualified stock option to Director to purchase shares of common stock of the Company ("Shares").

         B. The Company and Director desire to enter into this Agreement to memorialize the grant of the option to Director.

                  THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the parties hereto agree as follows:

         1. Grant of Option. The Company hereby grants to Director the right and option (the "Option") to purchase, on the terms and conditions contained herein, all or any part of an aggregate of 50,000 Shares. (The number of Shares subject to this Option is subject to adjustment, under certain circumstances, as provided in Section 8 of the Option Plan.)

         2. Purchase Price. The purchase price of the Shares subject to this Option shall be $35.15 per Share, which price constitutes the "Fair Market Value" of each Share on the date of grant as determined pursuant to the terms of the Option Plan. (The purchase price for each Share subject to this Option is subject to adjustment, under certain circumstances, as provided in Section 8 of the Option Plan.)

         3. Vesting Schedule. Except as provided in Section 6(d) of the Option Plan and Section 6 of this Agreement, the Option granted under this Agreement shall become exercisable on the following schedule, provided that Director is then serving as a member of the Board on such date:





                                      2-1

                   (i) Beginning on the date three months following the date of this Agreement, forty percent (40%) of the total number of Shares covered by such Option (the total number of shares herein referred to as the "Covered Shares");

                   (ii) Beginning on the first anniversary of the date of this Agreement, an aggregate of sixty percent (60%) of the Covered Shares;

                   (iii) Beginning on the second anniversary of the date of this Agreement, an aggregate of eighty percent (80%) of the Covered Shares; and

                   (iv) Beginning on the third anniversary of the date of this Agreement, and thereafter until the expiration of such Option pursuant to Section 7 of the Option Plan, an aggregate of one hundred percent (100%) of the Covered Shares.

The Option shall not be exercisable as to any Shares with respect to which such Option previously has been exercised, and the Option may not be exercised before approval (or ratification) of the Option Plan by the shareholders of the Company.

         4. Exercise. Prior to its expiration and in accordance with the vesting schedule outline in Section 3 above, each Option may be exercised, in whole or in part (provided, however, that the Company shall not be required to issue fractional shares) by delivery of written notice of exercise to the Secretary of the Company accompanied by the full purchase price of the Shares being purchased. The purchase price shall be paid (i) in cash or by check made payable to the Company, or (ii) in Payment Shares (as defined in Section 6(c) of the Option Plan), the Fair Market Value of which, as of the date of exercise, is equal to the purchase price, or (iii) by any combination of cash and Payment Shares. In addition, at the Board's discretion, the Company may allow the exercise of an Option and the payment of the purchase price by permitting the sale of the shares underlying the Option through a broker in accordance with a cashless exercise program acceptable to the Company pursuant to which Director concurrently provides irrevocable instructions (A) to Director's broker or dealer to effect the immediate sale of the purchased shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the purchase price plus all applicable taxes required to be withheld by the Company, if any, by reason of such exercise and (B) to the Company to deliver the certificates for the purchased shares directly to such broker or dealer in order to complete the sale. The Company shall not be required to deliver any Shares pursuant to an exercise of this Option until payment of the full purchase price therefore is received by the Company.

         5. Nontransferability. This Option shall be nonassignable and nontransferable other than by will or the laws of descent and distribution. Notwithstanding the foregoing, this Option may be transferred to Director's family members who acquire this Option from Director through a gift or a domestic relations order which meets the requirements set forth in General Instruction A.1.(a)(5) of Form S-8 Registration Statement under the United States Securities Act of 1933, as amended. In the event of Director's death, this Option may be exercised by such director's designated




                                      2-2
beneficiary or, in the absence of such designation, by will or the laws of descent and distribution to the extent permitted by the Option Plan.

         6. Expiration of Options. Except as hereinafter provided, this Option shall expire on the earlier of (a) the tenth anniversary of the date of this Agreement of such Option or (b) the date that Director ceases to be a member of the Board; provided, however, that to the extent this Option is otherwise exercisable on the date that Director ceases to be a member of the Board for any reason other than "cause" or death, this Option shall remain exercisable for six months following the last day of Director's Board membership and shall expire if not exercised within said six-month period. If Board membership ceases on account of death, the Option (to the extent it has not expired) held by Director on the last day of Board membership, to the extent it is then vested and exercisable on the date Director ceases to be a member of the Board because of death, shall remain exercisable for one year following the last day of Director's Board membership and shall expire if not exercised within said one-year period.

                  If Director's membership on the Board ends after the occurrence of "cause", this Option shall expire immediately on the last date of membership. "Cause", for the purposes of this Section 6, means any (i) act or omission for which indemnification of Director is prohibited by the laws of the jurisdiction of incorporation of the Company, (ii) conviction of a felony, or
(iii) misconduct involving personal profit to Director to the material detriment of the Company or its subsidiaries.

         7. Tax Withholding. Any exercise of this Option shall be subject to withholding of state and federal income taxes, FICA tax or other taxes to the extent required by applicable law.

         8. Laws and Regulations. This Agreement, the grant and exercise of the Option under this Agreement, and the obligation of the Company to sell or deliver any of its securities (including, without limitation, the Shares) shall be subject to all applicable laws, regulations and rules. In the event that the Shares are not registered under the Securities Act of 1933 (the "Act") or any applicable state securities laws prior to the delivery of such Shares, the Company may require, as a condition to the issuance thereof, that the persons to whom Shares are to be issued represent and warrant in writing to the Company that such Shares are being acquired by him or her for investment for his or her own account and not with a view to, for resale in connection with, or with an intent of participating directly or indirectly in, any distribution of such Shares within the meaning of the Act, and a legend to that effect may be placed on the certificates representing the Shares.

         9. Option Plan. This Option is subject, and Director agrees to be bound by, all the terms and conditions of the Option Plan as the same shall be amended from time to time in accordance with the terms thereof, but no such amendment shall adversely affect Director's rights under this Option. Pursuant to the Option Plan, the Board has full authority to interpret the Option Plan, to promulgate such rules and regulations with respect to the Option Plan as it deems desirable and to make all other determinations necessary or desirable for the administration of the Option Plan. All decisions, determinations and interpretations by the Board shall be binding upon Director and all




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other interested persons. A copy of the Option Plan is available for inspection during business hours at the principal office of the Company by Director or any other person entitled to exercise this Option.

         10. Continued Service as a Director. This Agreement shall not obligate the Company or any affiliate of the Company to nominate Director for election or re-election to the Board nor constitute any contract or agreement of nomination with Director, nor shall this Agreement interfere in any way with the right of any person to remove Director.

         11. Effect of a Change in Control. In the event of a "Change in Control" of the Company as defined in Section 6(d) of the Option Plan, all unexpired Options held by Director on the date of such Change in Control shall be immediately exercisable in full, notwithstanding the Vesting Schedule of
Section 3 of this Agreement.

         12. General. Neither Director nor any person entitled to exercise this Option shall have any rights as a shareholder of the Company with respect to any Shares underlying this Option until such time as such shares are issued by the Company pursuant to the valid exercise of this Option.

                  The Option granted under this Agreement is a nonstatutory option and is not intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended.

                  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, beneficiaries, executors and administrators.

                  The paragraph headings used in this Agreement are for convenience only and are not part of the context.

                  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same instrument.

OUTDOOR CHANNEL HOLDINGS, INC.,             DIRECTOR:
an Alaska corporation



By:     /s/ Perry T. Massie                 /s/ Ray V. Miller
   -------------------------                -----------------
Name:  Perry T. Massie                      Ray V. Miller
Title: Chief Executive Officer
                                            Address:
                                            c/o Outdoor Channel Holdings, Inc.
                                            43445 Business Park Drive, Suite 113
                                            Temecula, CA 92590





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